CONFIDENTIAL TREATMENT REQUESTED BY SOLARWINDS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
SWI - 1

September 17, 2013

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS PURSUANT TO 17 C.F.R. SECTION 200.83. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS SUBMITTED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

Via Edgar and Overnight Delivery

Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:    SolarWinds, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 19, 2013
Form 8-K
Filed July 25, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013
Filed August 2, 2013
Form 8-K/A
Filed August 12, 2013
File No. 001-34358

Dear Mr. Krikorian:

This letter is being submitted on behalf of SolarWinds, Inc., (the "Company") and responds to your letter, dated September 4, 2013, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced filings.

For your convenience, we have included the text of each of your comments in bold text below, followed by our response. Further, the Company’s Current Report on Form 8-K/A, has been amended in response to the comments in the letter and the Company has filed Amendment No. 2 to Current Report on Form 8-K/A with the Commission.

Form 10-K for the Fiscal Year Ended December 31, 2012
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Years Ended December 31, 2012 and 2011
Revenue, page 40

1.
We note that you discuss your core product transaction growth as well as provide the trailing 12-month average transaction size for new license sales, that excludes your high-volume and low-priced Kiwi and DameWare products. Please tell us your consideration of providing the growth rate of your non-core products as well as the average transaction size for these high-volume, low-priced products.

The Company considered its disclosure requirements under the federal securities laws, including Item 303 of Regulation S-K and does not believe that the disclosure of either non-core product transaction growth or the trailing 12-month average transaction size for new license sales for our high-volume, low-priced products is required, material or would otherwise prove useful to investors at this time.

We depend significantly on core products, which represent a majority of our revenue in 2012, 2011 and 2010. Management considers transaction growth and the trailing 12-month average transaction size for core products to be important because management expects core products to be the primary driver of our new license growth. New license sales of core

CONFIDENTIAL TREATMENT REQUESTED BY SOLARWINDS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
SWI - 2

products represented more than 85% of our license revenue for 2012, and management accordingly believes that it can better evaluate changes in our product portfolio, expansion into new markets and the addition of new customers by evaluating the transactional growth of these products.  In addition, management believes that customers who purchase our core products are more likely to make additional purchases of the same product or our other products in the future than those that purchase our non-core products. For these reasons, these metrics for core products are used by management in making key business decisions and setting business strategy.

In contrast, management does not consider transaction growth and the trailing 12-month average transaction size of non-core products to be important and does not use these metrics for non-core products in making key business decisions and setting business strategy. We also do not believe that this information with respect to non-core products would provide investors with a better understanding of the primary drivers of our business. Furthermore, we believe that disclosing the transaction growth and average transaction size for new license sales of non-core products would detract from the material drivers of our business and, therefore, may confuse investors regarding the primary factors that drive our revenue growth. Accordingly, the Company believes the existing disclosures give investors the information that is most important to understanding the health of our business.

The Company will continue to assess whether disclosures related to non-core products would be useful to investors as our business changes and will revise future revenue-related disclosure accordingly.

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Concentration of Risks, page F-19

2.
Your risk factor disclosure on page 15 indicates that you have a meaningful portion of your sales to a number of different departments of the U.S. federal government. Please tell us your consideration of disclosing the amount of revenue generated from the U.S. federal government. We refer you to FASB ASC 280-10-50-42.

The majority of our revenue derived from the U.S. federal government is through resellers and distributors. A large percentage of that revenue is attributable to a small number of distributors. [***]%, [***]% and [***]% of our U.S. federal revenue in each of FY 2012, FY 2011 and FY 2010, respectively, came through a single distributor that was disclosed as representing more than 10% of our total revenue on page F-19 of the Form 10-K (Distributor B). Our direct sales to the U.S. federal government and its agencies represented only [***]%, [***]% and [***]% of our total revenue in each of FY 2012, FY 2011 and FY 2010, respectively. For sales through distributors, our contract is with the distributor, the distributor is our customer and the U.S. federal government is merely the end user of the product. We have considered resellers and distributors as our customer, rather than end users, for purposes of assessing our disclosure obligations around significant customers, including our disclosure obligations under ASC 280-10-50-42. Accordingly, we believe that we are in compliance with our disclosure obligations, including the disclosure requirements of ASC 280-10-50-42.

Additionally, for each of FY 2012, FY 2011 and FY 2010, under "Risk Factors" in our annual report on Form 10-K for such period we disclosed that a meaningful portion of our sales, including maintenance renewals, were to different departments of the U.S. federal government and that any factors that cause a decline in government expenditures generally, or government IT expenditures in particular, could cause our revenue to grow less rapidly or even decline. Further, in our filings on Form 10-K and Form 10-Q, we disclosed new license sales to the U.S. federal government as a percentage of total new license sales under "Management's Discussion and Analysis of Financial Condition and Results of Operations." We believe that these disclosures serve to alert investors to the level of our dependence on the U.S. federal government and provide investors with all of the information they would deem important regarding our U.S. federal government revenue.

Note 13. Income Taxes, page F-33

3.	Tell us what consideration you gave to disclosing a description of tax years that remain subject to examination by each major tax jurisdictions. We refer you to FASB ASC 740-10-55-15(e).

The Company considered taxable income and income taxes in each taxing jurisdiction in which we filed income tax returns as required by ASC 740-10-55-15(e) and determined that only the U.S. federal jurisdiction (“United States”) was material for the fiscal year ended December 31, 2012. During the fiscal year ended December 31, 2012, approximately 89% of our taxable income and 91% of our income taxes was attributable to the United States.  As such, we consider all other state and

CONFIDENTIAL TREATMENT REQUESTED BY SOLARWINDS, INC. PURSUANT TO 17 C.F.R. SECTION 200.83
SWI - 3

foreign jurisdictions to be immaterial with respect to disclosure of tax years that remain subject to examination and do not believe that disclosure related to any other tax jurisdiction is required by ASC 740-10-50-15(e) or otherwise.
The Company will continue to evaluate the materiality of the amount of taxable income and income taxes in each taxing jurisdiction and if, in the future, any other state and/or foreign jurisdictions become material, or management otherwise believes that such information would be sufficiently useful to investors to merit its inclusion, we will include disclosure with respect to tax years that remain subject to examination in such jurisdictions in subsequent periodic filings, as appropriate.

Note 15. Operating Segment and Geographic Information, page F-36

4.
We note that 30% of your revenue for 2012 is classified as International. Further, we note that your risk factor disclosure on page 15 identifies six countries in which you have international operations. Please tell us if there are any specific countries material to your consolidated revenues that should be separately disclosed pursuant to FASB ASC 280-10-50-41(a).

We do not believe that there was any individual foreign country in which revenue from external customers was material to our consolidated revenues during FY 2012 such that separate disclosure was required pursuant to FASB ASC 280-10-50-41(a) or otherwise.

The Company will continue to evaluate the importance of individual foreign countries to our consolidated revenue and if, in the future, any foreign country becomes material, or management otherwise believes that such information would be sufficiently useful to investors to merit its inclusion, we will include disclosure in future periodic reports.

Form 8-K filed on July 25, 2013

5.
We note that you present the non-GAAP operating income and operating margin with greater prominence than the comparable GAAP measurements. In future presentations of earnings, please ensure that you include comparable GAAP measurements within the introduction discussion similar to your presentation of diluted earnings per share. We refer you to Instruction 2 of Form 8-K.

    The Company acknowledges the Staff's comment and will include comparable GAAP measurements with equal or greater prominence to non-GAAP measurements in future presentations of earnings. For example, the revised presentation of the introductory bullets in our press release filed as Exhibit 99.1 to our Form 8-K filed on July 25, 2013 would have been as follows:

•	GAAP diluted earnings per share of $0.30 and non-GAAP diluted earnings per share of $0.40 for the second quarter.

•	GAAP operating income of $31.3 million, or a GAAP operating margin of 40%, and record non-GAAP operating income of $42.1 million, or a non-GAAP operating margin of 54%, for the second quarter.

Form 10-Q for the Quarterly Period Ended June 30, 2013
Notes to Condensed Consolidated Financial Statements, page 9

6.
Please tell us what consideration you gave to providing disclosures for the changes in the accumulated balances of each component of other comprehensive income. Refer to FASB ASC 220-10-45-14A, 45-17 and 55-15.

The Company considered the disclosure and notes that we have not had to date any reclassification adjustments from accumulated other comprehensive loss. In future filings, beginning with our Form 10-Q for the quarterly period ended September 30, 2013, the Company will provide the disclosures for the changes in the accumulated balances for each component of other comprehensive loss in tabular format within the notes to the condensed consolidated financial statements. The proposed disclosure summarizing the changes in accumulated other comprehensive loss for the period ended June 30, 2013 would have been as follows:

(in thousands)	Unrealized Gains (losses) on Available-for-Sale Investments, net of tax	Foreign Currency Translation Adjustments	Accumulated Other Comprehensive Loss
Balance at December 31, 2012	$16	$(1,161)	$(1,145)
Other comprehensive gain (loss) before reclassification	(76)	(1,411)	(1,487)
Amount reclassified from accumulated other comprehensive income (loss)	—	—	—
Net current period other comprehensive income (loss)	(76)	(1,411)	(1,487)
Balance at June 30, 2013	$(60)	$(2,572)	$(2,632)

Form 8-K/A filed on August 12, 2013
Exhibit 99.1
Independent Auditors' Report, page 1

7.
Please revise to properly evidence the signature of the independent public accounting firm that issued its report on internal controls over financial reporting and on the consolidated financial statements. Please refer to Rule 302 of Regulation S-T.

In response to the Staff's comment, the Company filed an Amendment No. 2 on Form 8-K/A on September 17, 2013 in order to properly evidence the signature of Ernst & Young LLP, the independent public accounting firm that issued the independent auditors' report included in Exhibit 99.1.

In responding to the Staff's comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions concerning the content of this letter, please do not hesitate to contact me by telephone at (866) 530-8100 or by fax at (512) 682-9301.

Sincerely,
SOLARWINDS, INC.

By: /s/ Kevin B. Thompson
Kevin B. Thompson
President and Chief Executive Officer

cc: Robert Plesnarski, O'Melveny & Myers, LLP